Exhibit 12.1

Apollo Residential Mortgage, Inc.

Statement of Computation of Ratio of Earnings to Fixed Charges and Preferred Stock Dividends

(in thousands, except ratios)

	For the period July 27, 2011 (commencement of operations) to December 31, 2011		For the three months ended March 31, 2012
Fixed Charges
Interest expense on repurchase agreement borrowings	$1,138	[1]	$1,361	[1]
Interest capitalized, net of amortization	$477		$(25)

Total Fixed Charges	$1,615		$1,336
Preferred Stock Dividends	—	[2]	—	[2]
Earnings
Net income	$4,472		$20,120
Add: Fixed charges	$1,615		$1,336
Earnings, as adjusted	$6,087		$21,456
Ratio of earnings to fixed charges and preferred stock dividends	3.8x		16.1x

(1)	Interest expense includes amortization of deferred financing costs of $46 and $77 for the three months ended March 31, 2012 and for the period July 27, 2011 (commencement of operations) to December 31, 2011, respectively.
(2)	There were no shares of preferred stock outstanding during the periods presented and, therefore, there are no amounts for preferred stock dividends included in the above calculations.